SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)


  INFORMATION STATEMENT FILED PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934



                    MAKER COMMUNICATIONS INC
              -------------------------------------
                        (Name of Issuer)


                          COMMON STOCK
              -------------------------------------
                 (Title of Class of Securities)


                           560875 10 6
              -------------------------------------
                         (CUSIP Number)

                        December 31, 1999
              -------------------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

---  Rule 13d-1(b)
---  Rule 13d-1(c)
-X-  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 8 Pages

CUSIP No. 560875 10 6           13G              Page 2 of 8 Pages


1.   NAME OF REPORTING PERSONS:    INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     94-1672743

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[X]
                                                           (b)[ ]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

                5.   SOLE VOTING POWER 0
  NUMBER OF
    SHARES      6.   SHARED VOTING POWER 1,209,103(1)
 BENEFICIALLY
OWNED BY EACH   7.   SOLE DISPOSITIVE POWER 0
  REPORTING
 PERSON WITH    8.   SHARED DISPOSITIVE POWER 1,209,103(1)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 1,209,103(1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                                  [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.56%

12.  TYPE OF REPORTING PERSON*
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------
(1) Intel Corporation and its wholly owned subsidiary, Level One Communications, Inc. may be deemed to share ownership of the shares reported in this Schedule 13G.

CUSIP No. 560875 10 6           13G              Page 3 of 8 Pages


1.   NAME OF REPORTING PERSONS:    LEVEL ONE COMMUNICATIONS, INC.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     33-0128224

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[X]
                                                           (b)[ ]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

                5.   SOLE VOTING POWER 0
  NUMBER OF
    SHARES      6.   SHARED VOTING POWER 1,209,103(1)
 BENEFICIALLY
OWNED BY EACH   7.   SOLE DISPOSITIVE POWER 0
  REPORTING
 PERSON WITH    8.   SHARED DISPOSITIVE POWER 1,209,103(1)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 1,209,103(1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                                  [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.56%

12.  TYPE OF REPORTING PERSON*
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------
(1) Intel Corporation and its wholly owned subsidiary, Level One Communications, Inc. may be deemed to share ownership of the shares reported in this Schedule 13G.

CUSIP No. 560875 10 6           13G            Page 4 of 8 Pages


This Schedule 13G is being filed on behalf of Intel Corporation and its wholly owned subsidiary Level One Communications, Inc.
with  respect  to  shares  of  the  Issuer  held  by  Level  One
Communications, Inc.

Item 1.   (a)    Name of Issuer: MAKER COMMUNICATIONS INC
          (b)    Address   of   Issuer's   Principal   Executive
                 Offices:
                 73 Mount Wayte Avenue
                 Framingham, MA 01702

Item 2.   (a)    Name of Person Filing:
                 (i)  Intel Corporation
                 (ii) Level One Communications, Inc.
          (b)    Address  of  Principal Business Office  or,  if
                 None, Residence:
                 (i)  2200 Mission College Blvd.
                      Santa Clara, CA 95052
                 (ii) 9750 Goethe Road
                      Sacramento, CA 95827
          (c)    Citizenship:   See  cover  page  item   4   for
                 respective Reporting Person
          (d)    Title of Class of Securities:  Common Stock
          (e)    CUSIP Number: 560875 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

Item 4.   Ownership
          (a)    Amount beneficially owned: 1,209,103(1)
          (b) Percent of class: 6.56% based upon 18,425,691 shares as reported by the Issuer as being outstanding on November 15, 1999.
          (c)    Number of shares as to which such person has:
                 (i) Sole power to vote or to direct to the vote: 0
                 (ii) Shared power to vote or to direct the vote: 1,209,103(1)
                 (iii) Sole power to dispose or to direct the disposition of: 0
                 (iv) Shared power to dispose or to direct the disposition of: 1,209,103(1)

Item 5.   Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Inapplicable


--------------------------------
(1) Intel Corporation and its wholly owned subsidiary, Level One Communications, Inc. may be deemed to share ownership of the shares reported in this Schedule 13G.

CUSIP No. 560875 10 6           13G            Page 5 of 8 Pages


Item 7.   Inapplicable

Item 8.   Inapplicable

Item 9.   Inapplicable

Item 10. By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 560875 10 6           13G              Page 6 of 8 Pages


                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      January 21, 2000
                             ----------------------------------
                                            Date

                                  /s/F. Thomas Dunlap, Jr.
                             ----------------------------------
                                          Signature

                                    F. Thomas Dunlap, Jr.
                             Vice President, General Counsel and
                                          Secretary
                             ----------------------------------
                                         Name/Title

CUSIP No. 560875 10 6           13G              Page 7 of 8 Pages



                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 11, 2000
                             ----------------------------------
                                            Date

                                    /s/Patrice C. Scatena
                             ----------------------------------
                                          Signature

                                     Patrice C. Scatena
                            Secretary, Level One Communications,
                                            Inc.
                             ----------------------------------
                                         Name/Title

CUSIP No. 560875 10 6           13G              Page 8 of 8 Pages



                                                         Exhibit 1

JOINT FILING AGREEMENT

Agreement among Intel Corporation and Level One Communications, Inc., whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G with respect to the equity securities of Maker Communications, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement in counterpart as of this 11th day of February, 2000.

                                      February 11, 2000
                             ----------------------------------
                                            Date

                                    F. Thomas Dunlap, Jr.
                             ----------------------------------
                                          Signature

                                    F. Thomas Dunlap, Jr.
                             Vice President, General Counsel and
                                          Secretary
                             ----------------------------------
                                         Name/Title



                                      February 11, 2000
                             ----------------------------------
                                            Date

                                     Patrice C. Scatena
                             ----------------------------------
                                          Signature

                                     Patrice C. Scatena
                            Secretary, Level One Communications,
                                            Inc.
                             ----------------------------------
                                         Name/Title